UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to

Commission File No. 1-10308

A.     Full title of the plan and address of the plan, if different from that of the issuer named below:
Avis Voluntary Investment Savings Plan
For Bargaining Hourly Employees
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cendant Corporation
9 West 57th Street
New York, New York 10019

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustee and Participants of
Avis Voluntary Investment Savings Plan for
Bargaining Hourly Employees:
We have audited the accompanying statements of net assets available for benefits of Avis Voluntary Investment Savings Plan for Bargaining Hourly Employees (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
New York, New York
June 22, 2006

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Investments:
Cash and cash equivalents	$28,522	$465
Mutual funds	8,201,756	8,217,385
Common/collective trusts	11,141,877	6,989,830
Guaranteed investment contracts	1,535,360	5,190,578
Cendant Corporation common stock	60,455	104,771
Loans to participants	1,130,165	1,128,902

Total investments	22,098,135	21,631,931

Receivables:
Participant contributions	47,275	28,938
Interest and dividends	826	464

Total receivables	48,101	29,402

NET ASSETS AVAILABLE FOR BENEFITS	$22,146,236	$21,661,333

The accompanying notes are an integral part of these financial statements.

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS TO NET ASSETS:
Net investment income:
Interest and dividends	$990,484
Net appreciation in fair value of investments	334,730

Net investment income	1,325,214

Contributions:
Participants	1,447,382
Employer	559
Rollovers	8,052

Total contributions	1,455,993

Total additions	2,781,207

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	1,927,747
Transfers of participant account balances to affiliated plans	363,658
Administrative expenses	4,899

Total deductions	2,296,304

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	484,903
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	21,661,333

END OF YEAR	$22,146,236

The accompanying notes are an integral part of these financial statements.

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Avis Voluntary Investment Savings Plan for Bargaining Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document which are available from Avis Rent A Car System, Inc. (the “Company”) for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Cendant Corporation (“Cendant”).

The Plan is a defined contribution plan and provides Internal Revenue Code (the “IRC”) section 401(k) employee salary deferral benefits for the Company’s eligible employees. The Plan was adopted by the Company on October 1, 1997 for the benefit of all hourly paid employees of the Company who are members of the collective bargaining units covered by collective bargaining agreements between these units and the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company, FSB (the “Trustee”) is the Plan’s trustee.

During 2004, the Plan was amended to allow for certain of the Company’s employee account balances to be transferred to and assumed by the Cendant Car Rental Operations Support, Inc. Retirement Savings Plan for Bargaining Hourly Employees (the “CCROS Plan”), as a result of Cendant Car Rental Operations Support, Inc.’s establishment of the CCROS Plan on April 1, 2004. The Plan’s Statement of Changes in Net Assets Available for Benefits includes transfers of participant account balances to affiliated plans, which consists primarily of net assets transferred to the CCROS Plan during 2005.

The following is a summary of certain Plan provisions:

Eligibility – Employees who are members of the collective bargaining unit covered by a collective bargaining agreement between such unit and the Company are eligible to participate in the Plan upon attainment of age 21 and completion of one year of service.

Participant Contributions – Participants may elect to make pre-tax contributions up to 16% of specified compensation in 1% increments up to the statutory maximum of $14,000 for 2005. In addition, employees participating in the Plan may make additional contributions from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Certain eligible participants (age 50 and over) are permitted to contribute an additional $4,000 as a catch up contribution, resulting in a total pre-tax contribution of $18,000 for 2005.

Employer Contributions – Effective June 30, 2005, the Plan permits employer and/or employer matching contributions in accordance with the terms of the collective bargaining agreements discussed above.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments. Only one reallocation is allowed each day. Participants should refer to each fund’s prospectus for a more complete description of the risks associated with each fund.

Vesting – Participants are fully vested at all times with respect to their contributions to the Plan. Employer contributions vest at a rate of 20% per year and are fully vested upon 5 years of service.

Loan Provisions – Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their account balance provided the account balance is at least $2,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and an allocation of Plan earnings including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments, certain administrative expenses and withdrawals. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Payment of Benefits to Participants – Distribution of the participant’s account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment. Participants are entitled to withdraw certain portions of their vested balance. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions, upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. Amounts payable to participants who have elected to withdraw from the Plan, but did not yet receive distributions from the Plan totaled $22,657 at December 31, 2005.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise, such expenses are paid by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Valuation of Investments and Income Recognition – The Plan’s investments in Cendant Corporation common stock, mutual funds, the common/collective trusts that do not invest in guaranteed investment contracts, loans to participants and cash and cash equivalents are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts that do not invest in guaranteed investment contracts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. Loans to participants are valued at cost, which approximates fair value. A portion of the Plan’s investments in common/collective trusts consists of a fund that invests primarily in guaranteed investment contracts with high quality insurance companies. The Plan’s investment in this fund is valued at amounts contributed, plus the Plan’s pro-rata share of interest income earned by the fund, less administrative expenses and withdrawals. The value recorded in the Plan’s financial statements for such fund was $10,472,095 and $6,840,631 at December 31, 2005 and 2004, respectively. The Plan’s investments in guaranteed investment contracts are recorded at contract value, which equals principal plus accrued interest less administrative expenses and withdrawals (See Note 4 – Investment Contracts).

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2005, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities, including mutual funds, common/collective trusts, guaranteed investment contracts and Cendant Corporation common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Benefit Payments – Benefits to participants are recorded when paid.

3.	INVESTMENTS

The following table presents investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31,:

		2005	2004

*	Merrill Lynch Retirement Preservation Trust	$10,472,095	$6,840,631
	Principal Life Insurance Company	1,535,360	1,385,761
	Allianz CCM Capital Appreciation Fund	1,473,261	–
	Davis NY Venture Fund	1,107,614	–
	Peoples Benefit Life Insurance Company	–	2,382,101
	John Hancock Life Insurance Company	–	1,422,716
	PIMCO CCM Capital Appreciation Fund	–	1,406,777

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value, as follows:

Mutual funds	$278,623
Common/collective trusts	77,603
Cendant Corporation common stock	(21,496)

$334,730

*	Permitted party-in-interest

4.	INVESTMENT CONTRACTS

The plan has guaranteed investment contracts that provide a guaranteed return on principal invested over a specified time period. All investment contracts are fully benefit responsive and are recorded at contract value. The total contract value at December 31, 2005 and 2004 was $1,535,360 and $5,190,578, respectively, which approximates fair value. There were no reserves against such contract values at December 31, 2005 or 2004. The crediting interest rate was 6.19% at December 31, 2005 and ranged from 6.19% to 7.71% at December 31, 2004. The average yield of these investments for the 2005 plan year was 6.63%.

5.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated October 25, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company, FSB, the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2005, the Plan held 3,505 shares of Cendant Corporation common stock with a cost basis of $69,126. At December 31, 2004, the Plan held 4,481 shares of Cendant Corporation common stock with a cost basis of $100,512.

7.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.
******

Plan Number: 005
EIN: 11-1998661
AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

		Number of
Identity of Issue, Borrower,	Description	Shares, Units		Current
Current Lessor or Similar Party	of Investment	or Par Value	Cost (c)	Value

Cendant Corporation Common Stock (a)	Common stock fund	3,505		$60,455
Oppenheimer Emerging Markets Equity	Common/collective trust	24,932		477,691
Trust
Oppenheimer International Growth Trust	Common/collective trust	3,797		42,065
Merrill Lynch Retirement
Preservation Trust (a)	Common/collective trust	10,472,095		10,472,095
Merrill Lynch Equity Index Trust Fund (a)	Common/collective trust	10,404		150,026
Principal Life Insurance Company	Guaranteed investment contract (d)	1,535,360		1,535,360
Allianz CCM Capital Appreciation Fund	Mutual fund	76,098		1,473,261
Allianz Capital Renaissance Fund	Mutual fund	7,295		158,236
Davis NY Venture Fund	Mutual fund	32,510		1,107,614
Harbor Small Capital Value Fund	Mutual fund	45,742		907,052
ING International Value Fund	Mutual fund	46,883		837,803
Lord Abbett Bond Debenture Fund	Mutual fund	9,389		73,048
MASS Investment Growth Stock Fund	Mutual fund	9,519		122,507
MFS Mid-Cap Growth Fund	Mutual fund	8,887		81,676
MFS Value Fund	Mutual fund	43,454		1,006,387
Oppenheimer Capital Appreciation Fund	Mutual fund	23,220		1,019,807
Oppenheimer Quest Balanced Value Fund	Mutual fund	9,061		161,833
PIMCO Total Return Fund	Mutual fund	90,686		952,215
Scudder RREEF Real Estate Fund	Mutual fund	6,089		126,710
The Oakmark Equity and Income Fund	Mutual fund	6,065		151,526
Vanguard Explorer Admiral Fund	Mutual fund	316		22,081
Various participants	Participant loans (b)			1,130,165
Cash and cash equivalents				28,522

Total				$22,098,135

(a)	Represents a permitted party-in-interest.

(b)	Maturity dates range from January 2006 to August 2016 at interest rates of 4.75% to 10.5%.

(c)	Cost information is not required for participant-directed investments.

(d)	Matures in December 2006 and bears interest at 6.19% as of December 31, 2005.
******

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avis Voluntary Investment Savings Plan
For Bargaining Hourly Employees

By:	/s/ Terence P. Conley

Terence P. Conley
Executive Vice President,
Human Resources and
Corporate Services
Cendant Corporation
Date: June 23, 2006